

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Yao-Te Wang
Director
AiXin Life International, Inc.
Hongxing International Business Building 2, 14th FL
No. 69 Qingyun South Ave.
Jinjiang District
Chengdu City, Sichuan Province
China

> **Re: AiXin Life International, Inc.**
> **Current Report on Form 8-K**
> **Filed December 14, 2017**
> **File No. 000-17284**

Dear Mr. Wang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Telecommunications

cc: Mark Orenstein